Subsidiaries of the Registrants

Blue Ridge Real Estate Company Subsidiaries	Jurisdiction of Incorporation/ Formation

1. Northeast Land Company	Pennsylvania
2. Jack Frost Mountain Company	Pennsylvania
3. BRRE Holdings, Inc.	Delaware
4. Boulder Creek Resort Company	Pennsylvania
5. Oxbridge Square Shopping Center, LLC	Virginia
6. Coursey Commons Shopping Center, LLC	Louisiana
7. Coursey Creek, LLC	Louisiana
8. Cobble Creek, LLC	Louisiana

Big Boulder Corporation Subsidiaries	Jurisdiction of Incorporation/ Formation

1. Lake Mountain Company	Pennsylvania
2. BBC Holdings, Inc.	Delaware
3. Big Boulder Lodge, Inc.	Pennsylvania